UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6,

CH-8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On June 27, 2024, NLS Pharmaceutics Ltd., or the Registrant, convened an ordinary shareholders’ meeting, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items as originally proposed, including the election of a new statutory auditor in Switzerland. In addition to the change of the Registrant’s statutory auditor that was approved at the Meeting, the Registrant also announced its intention to replace PricewaterhouseCoopers AG, or the Former Auditor, as its PCAOB-registered independent registered public accounting firm with a different independent registered public accounting firm, Marcum LLP, or the New Auditor, once (i) the engagement letter between the Registrant and the New Auditor was executed and (ii) the board of directors of the Registrant approved the appointment of the New Auditor.

On August 9, 2024, the Registrant entered into an engagement letter with the New Auditor to appoint the New Auditor as the Registrant’s independent registered public accounting firm. The appointment was approved by the New Auditor’s Client Acceptance Committee. In addition, on August 15, 2024, the board of directors of the Registrant approved the appointment of the New Auditor.

The reports of the Former Auditor on the financial statements for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except that the report of Former Auditor on the Registrant’s consolidated financial statements for the fiscal year ended December 31, 2023 contained an explanatory paragraph regarding substantial doubt about the Registrant’s ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through June 27, 2024, there were (i) no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Registrant and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in its reports on the Registrant’s financial statements and (ii) except for the material weaknesses in the Registrant’s internal control over financial reporting as disclosed in the Registrant’s annual report on Form 20-F for the years ended December 31, 2023 and 2022, there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

The Registrant provided the Former Auditor with a copy of this Report on Form 6-K prior to submitting it to the SEC and requested that the Former Auditor furnish the Registrant with a letter addressed to the SEC stating whether the Former Auditor agrees with the above statements.  The letter from the Former Auditor is filed as Exhibit 16.1.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through August 9, 2024, neither the Registrant, nor anyone on its behalf, consulted the New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and no written report or oral advice was provided to the Registrant by the New Auditor that the New Auditor concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.
16.1	Letter from PricewaterhouseCoopers AG. addressed to the U.S. Securities and Exchange Commission dated August 15, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: August 15, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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